UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

HAWTHORNE, N.Y., USA, March 3, 2023 ─ Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro”) today announced that on March 1, 2023, Sun Pharmaceutical Industries Ltd., Taro’s parent company, experienced an information security incident, which also affected Taro, and made the following disclosure to its regulator in India:

“This is to inform that an information security incident has occurred at the Company and the impacted IT assets have been isolated. The incident has not impacted our core systems and operations. The Company is investigating the matter and appropriate containment and remediation actions are being taken in a controlled manner to address the incident.”

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About Taro

Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

Forward-Looking Statements

Some of the information contained in this press release may contain forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. Taro does not have any obligation to publicly update or revise any forward-looking statements.

Media Contact

Taro

William J. Coote

VP, Chief Financial Officer

(914) 345-9001

William.Coote@taro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Uday Baldota
	Name:	Uday Baldota
	Title:	Chief Executive Officer and Director

Date: March 3, 2023